Contact

www.linkedin.com/in/natasha-
iwegbu-b1909414 (LinkedIn)

Top Skills

Strategic Planning
Business Strategy
Marketing

Languages

Russian
English

Natasha Iwegbu

Senior Compliance Engineer at NHTSA USDOT Office of Vehicle
Safety Compliance
Washington, District of Columbia, United States

Summary

Product Design Engineer

Experience

NHTSA USDOT
Senior Compliance Engineer
December 2016 - Present (7 years 11 months)
Washington DC

Crash test programs - Child Restraints

Committee for Automated Driving systems

INNO Product Developement Group LLC
18 years

Founder, Product Designer
June 2012 - Present (12 years 5 months)

New Product Developement

Founder / Chief Product Developer
November 2006 - September 2016 (9 years 11 months)

Formulation development, New Product development, Brand Development

Micro Manufacturing

Johnson Controls
Design Engineer
September 2002 - January 2005 (2 years 5 months)
West Midlands, UK

Design Engineer

BMW Group - Land Rover, Mini, Rover
Design Engineer
June 1997 - September 2002 (5 years 4 months)
West Midlands, UK

Design Engineering

Education

Imperial College London
Advanced Mechanical Engineering, MSc · (2001 - 2003)

London South Bank University
Engineering Product Design, MSc · (1995 - 1997)

University College London, U. of London
Mechanical Engineering, BEng, Mechanical Engineering · (1992 - 1995)